Zhengye Biotechnology Holding Limited

June 14, 2024

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Franklin Wyman
Daniel Gordon
Doris Stacey Gama
Joshua Gorsky

Re:	Zhengye Biotechnology Holding Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed May 15, 2024
File No. 333-276436

Ladies and Gentlemen:

This letter is in response to the letter dated June 4, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Zhengye Biotechnology Holding Limited (the “Company,” “we” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (“Amendment No. 2 to the Registration Statement”) is being submitted to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1

General

1. We note the changes you made to your disclosure appearing on the Cover Page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the prior amendment that was filed on January 9, 2024, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in prior filings.

In response to the Staff’s comments, we restored the disclosures relating to legal and operational risks associated with operating in China and PRC regulations in Amendment No. 2 to the Registration Statement to the disclosures as they existed in prior filings.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Songlin Song
Name:	Songlin Song
Title:	Chief Executive Officer

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC